February 13, 2019

Khurram Qureshi
Chief Financial Officer
Lingo Media Corporation
151 Bloor Street West, Suite 703
Toronto, Ontario Canada M5S 1S4

       Re: Lingo Media Corporation
           Form 20-F for the Year Ended December 31, 2017
           Filed May 16, 2018
           File No. 333-98397

Dear Mr. Qureshi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure